Terrance O’Brien
Securities and Exchange Commission
July 30, 2009
1 of 13
July 30, 2009
Terence O’Brien
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

RE:	Altra Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 6, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Filed May 5, 2009
Definitive Proxy
Filed April 24, 2009
File No. 001-33209

Altra Industrial Motion, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 20, 2009
Form 1O-Q for the Fiscal Quarter Ended March 31, 2009
Filed May 8, 2009
File No. 333-124944
Dear Mr. O’Brien:
This letter responds to the comments raised in your letter dated July 16, 2009 regarding your review of the Form 10-K for Fiscal Year Ended December 31, 2008 (the “Form 10-K”) of each of Altra Industrial Motion, Inc. and Altra Holdings, Inc. (together, “we” or the “Company”), the Form 10-Q for the fiscal quarter ended March 31, 2009 (the “Form 10-Q”) for Altra Industrial Motion, Inc. and Altra Holdings, Inc. and the Definitive Proxy for Altra Holdings, Inc. We have repeated your comments 1 through 9 below in italics and following each comment is our response which includes, where necessary, the additional disclosures we propose to make in our future filings.

Terrance O’Brien
Securities and Exchange Commission
July 30, 2009
2 of 13
Form 10-K for the Fiscal Year Ended December 31, 2008
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of
Operations, page 28
Critical Accounting Policies, page 30
Goodwill, Intangibles and other long-lived assets, page 31
1.	Comment: We have read your response to comment 4 in our letter dated June 2, 2009 and proposed disclosure. It appears from your response that you do not intend to provide additional disclosures for your customer relationships intangible assets and your trademarks intangible assets. Based on the following points, it is unclear why you do not intend to provide investors with a better understanding of how you estimated the recoverability of the customer relationships intangible assets and the fair value of the trademarks intangible assets:
•	Customer relationships intangible assets at three of your reporting units were tested for impairment as of December 31, 2008, and trademarks intangible assets are tested each year for impairment.
•	You note on page 33 that you could be required to take a charge for impairment of long-lived assets in future periods.
•	Your customer relationships intangible assets and trademarks intangible assets are 15.4% of total assets and 61.6% of total stockholders’ equity as of December 31, 2008.
•	You have identified the testing of your intangible assets as a critical accounting estimate in preparing your consolidated financial statements. As such, there continues to be a concern that investors do not fully understand the methods used to estimate the recoverability or fair value of these intangible assets, as applicable, including the material assumptions used. Further, investors may not fully understand the uncertainties associated with your testing of these assets for impairment. We continue to urge you to provide additional disclosures in future filings that fully explain to investors how you arrived at your estimates of recoverability and fair value, as appropriate, and the variability associated with those estimates including the potential impact to your future consolidated financial statements. Refer to our previous comment. Such disclosures should provide investors with an understanding of the method and the material assumptions used. Please ensure that you describe the assumptions in a quantitative and qualitative manner. As previously requested, please provide us with the disclosures you intend to include in future filings. Please refer to Section 501.14 of the Financial Reporting Codification for guidance.

Terrance O’Brien
Securities and Exchange Commission
July 30, 2009
3 of 13
Response: In applicable future filings, beginning with the second quarter 2009 Form 10-Q, we will disclose whether or not we identified a triggering event during the most recent fiscal quarter that required an interim impairment analysis to be performed. In addition, we will enhance our disclosure regarding the valuation of our indefinite lived intangible assets and definite lived intangible assets as follows:
During the fourth quarter of 2008, a goodwill impairment was identified and recorded at three reporting units which, in turn, triggered an impairment analysis with respect to long-lived assets at those reporting units.
For our definite lived intangible assets, mainly customer relationships, we estimated the future cash flows using the excess earnings method, a derivation of the discounted cash flow method. We estimated total revenue attributable to existing customer relationships and projected customer revenue growth for the remainder of the projection period. Existing customer revenue was then multiplied by an attrition curve based on our historical attrition rates percentage (approximately 4%) for each reporting unit. We estimated profitability for the customer relationship based on the overall reporting unit’s profitability. We compared the estimated future undiscounted cash flows to the carrying value of the customer relationship for each reporting unit and did not identify any impairment.
For our indefinite lived intangible assets, mainly trademarks, we estimated the fair value first by estimating the total revenue attributable to the trademarks for each of the reporting units. Second we estimated an appropriate royalty rate using the return on assets method by estimating the required financial return on our assets, excluding trademarks, less the overall return generated by our total asset base. The return as a percentage of revenue provides an indication of our royalty rate (approximately 1.5%). We compared the estimated fair value of our trademarks with the carrying value of the trademarks and did not identify any impairment.
2.	Comment: We note from your response to comments 6 and 7 in our letter dated June 2, 2009, that you intend to include disclosure of the assumptions used in estimating the fair value of your reporting units based on averages of all 21 reporting units. As it appears that the goodwill impairment charge recognized during fiscal year 2008 was a result of the general economic environment on your customers’ purchasing habits, it would appear that separate disclosure of the assumptions used in estimating the discounted cash flows for the three reporting units with goodwill impairments would provide investors with a better understanding of the critical estimates used that led to the goodwill impairment charge. As such, we continue to urge you to disclose each of the material assumptions used to estimate the fair value of each of the three reporting units during the fiscal years 2008 and 2007 testing periods. This will allow investors to understand the impact the general economic environment has had on your material assumptions. Please provide us with full disclosure you intend to include in future filings.
Response: In applicable future filings, beginning in our second quarter 2009 Form 10-Q, we intend to enhance our disclosure surrounding the assumptions used in our goodwill impairment assessment as follows:

Terrance O’Brien
Securities and Exchange Commission
July 30, 2009
4 of 13
We conducted our annual goodwill impairment analysis as of December 31, 2008. As a result of the goodwill impairment analysis, we recorded a goodwill impairment of $31.8 million at the TB Woods, Huco and Warner Linear reporting units. The goodwill remaining at these reporting units, after the adjustment for goodwill impairments, was $20.6 million at TB Woods and there was no goodwill remaining at either Warner Linear or Huco. Due to prevailing market conditions at the time of the acquisitions of these three reporting units, the purchase price paid as consideration for these three acquisitions required a higher premium when compared to the prior 2004 Colfax acquisition and therefore created higher goodwill at these reporting units.
As part of the annual goodwill impairment assessment we estimated the fair value of each of our reporting units using an income approach. We forecasted the future cash flows by reporting unit for each of the next five years and applied a long term growth rate to the final year of forecasted cash flows. The cash flows were then discounted using our estimated discount rate. The forecasts of revenue and profitability growth for use in the long-range plan and the discount rate were the key assumptions in our intangible fair value analysis. The following are the assumptions used in 2008 and 2007 in the calculation of estimated fair value for each of the reporting units that recorded a goodwill impairment during 2008:

	2007 goodwill impairment	2008 goodwill impairment
	assumptions	assumptions
Huco (Hay Hall acquisition)
Revenue growth (1st year)	13.6% increase	(26.2%) decrease
Average revenue growth (2nd — 5th year)	5.8% increase	5.8% increase
Profitability growth rate EBITDA as a percent of sales (1st year)	3.6% increase	(4%) decrease
Average profitability growth rate per year (EBITDA as a percent of sales) (2nd — 5th year)	0.8% increase	1% increase
Discount Rate	12%	13%

TB Woods
Revenue growth (1st year)	10.4% increase	(18%) decrease
Average revenue growth (2nd — 5th year)	5.8% increase	5.8% increase
Profitability growth rate EBITDA as a percent of sales (1st year)	(0.7%) decrease	(1%) decrease
Average profitability growth rate per year (EBITDA as a percent of sales) (2nd — 5th year)	0.6% increase	1% increase
Discount Rate	12%	13%

Terrance O’Brien
Securities and Exchange Commission
July 30, 2009
5 of 13

	2007 goodwill impairment	2008 goodwill impairment
	assumptions	assumptions
Warner Linear
Revenue growth (1st year)	51%	(10.3%) decrease
Average revenue growth (2nd — 5th year)	5.8% increase	5.8% increase
Profitability growth rate EBITDA as a percent of sales (1st year)	8.9% increase	6% increase
Average profitability growth rate per year (EBITDA as a percent of sales) (2nd — 5th year)	0.6% increase	0.5% increase
Discount Rate	12%	13%
3.	Comment: We note from your response to comments 6 and 7 in our letter dated June 2, 2009, that you are only presenting reporting units with differences less than $1 million between the carrying value and the estimated fair value. Please tell us how you determined that differences over $1 million resulted in estimated fair values that materially exceeded the carrying values of the remaining reporting units. In this regard, please provide us with a list of the remaining 17 reporting units that includes the estimated fair value, the carrying value and goodwill balance as of December 31, 2008.
Response: In our original response to Question 6, we included a schedule showing four reporting units in which the difference between the carrying value of the reporting unit and the estimated fair value of the reporting unit was less than $1 million. We believe that reporting units that have estimated fair values within $1 million of the carrying value could be required to perform an interim goodwill impairment assessment if the estimated profitability decreased 10%. We noted a typographical error in the original schedule. The following is an updated schedule showing three reporting unit’s carrying value, estimated fair value and goodwill balance.

	Estimated			Goodwill
Reporting	Fair	Carrying		balance
Unit	Value	Value	Difference	12/31/08
Ameridrives	17,823	16,854	969	3,411
TB Woods	73,283	72,971	312	23,530
Matrix	8,989	8,223	766	765
Per your request we have also included a schedule showing the 20 reporting unit’s estimated fair value, carrying value and remaining goodwill balance at December 31, 2008.

Terrance O’Brien
Securities and Exchange Commission
July 30, 2009
6 of 13

				Goodwill
	Estimated			Balance
Reporting Unit	Fair Value	Carrying Value	Difference	12/31/08

All Power	16,298	14,884	1,414	628

Colfax Entities
Asia	11,090	3,209	7,881	163
Boston Gear	67,516	59,799	7,718	12,612
Columbia City	36,877	31,429	5,448	12,515
Ameridrives	17,823	16,854	969	3,411
Formsprag	27,304	18,165	9,140	2,311
South Beloit	38,260	21,828	17,132	9,506
Stieber	24,572	10,408	14,165	2,732
Kilian	25,221	4,147	21,074	1,588
Nuttall	17,254	6,466	10,788	—
WEE	21,706	12,345	9,361	1,928
Wichita Falls	34,592	19,818	14,774	316
Wichita UK	9,201	5,515	3,686	—

Hay Hall Entities
Bibby	19,120	10,454	8,666	2,042
Huco	3,714	2,957	757	—
IDI	12,525	8,394	4,131	915
Matrix	8,989	8,223	766	765
Twiflex	13,849	6,553	7,296	2,535
				—
TB Wood’s	73,283	72,971	312	23,530

Warner Linear	4,849	4,828	(679)	—

Total				77,497
4.	Comment: We note from your response to comments 6 and 7 in our letter dated June 2, 2009, that you intend to continue to provide a sensitivity analysis based on a percentage change to the estimated profitability and also the discount rate. We continue to urge you to consider providing a sensitivity analysis that uses other reasonably likely assumptions in the discounted cash flow model and disclose the impact on the outcome of the goodwill impairment test, as a sensitivity analysis using other reasonably likely inputs provides investors with transparency into how the outcome of the goodwill impairment test or the amount of the impairment charge recognized would be impacted had the other reasonably likely inputs been used rather than a percentage change that mayor may not be reasonably likely. In this regard, we note the guidance in Section 501.14 of the Financial Reporting Codification, “Since critical accounting estimates and assumptions are based on matters that are highly uncertain, a company should analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect.

Terrance O’Brien
Securities and Exchange Commission
July 30, 2009
7 of 13
Response: In applicable future filings, we will enhance our disclosure surrounding the sensitivity of our goodwill estimates as follows:
Management believes the preparation of revenue and profitability growth rates for use in the long-range plan and the discount rate requires significant use of judgment. If any of our reporting units do not meet our current year forecasted revenue and/or profitability estimates we could be required to perform an interim goodwill impairment analysis. In addition, if our discount rate increases, we could be required to perform an interim goodwill impairment analysis. The following is a table which shows the number of reporting units that could be required to perform an interim goodwill impairment analysis if forecasted profitability decreases, or the estimated discount rate increases, and the goodwill recorded at each of these reporting units. In management’s opinion these are the reasonably likely scenarios to occur and would have a material effect on the outcome of the fair value assessment.

	Profitability	Profitability	Profitability
	decrease 5% (all	decrease 10% (all	decrease 15% (all
	other assumptions	other assumptions	other assumptions
	remain constant)	remain constant)	remain constant)
Number of reporting units that could be required to perform an interim impairment analysis	1	4	5
Goodwill as of December 31, 2008 at reporting units that would be required to perform an interim impairment analysis	$23.5 million	$28.3 million	$40.9 million

	Discount rate	Discount rate
	increase 50 basis	increase 100 basis
	points (all other	points (all other
	assumptions remain	assumptions remain
	constant)	constant)
Number of reporting units that could be required to perform an interim impairment analysis	1	1
Goodwill as of December 31, 2008 at reporting units that could be required to perform an interim impairment analysis	$23.5 million	$23.5 million

Terrance O’Brien
Securities and Exchange Commission
July 30, 2009
8 of 13
5.	Comment: Please revise the disclosure you intend to include in future filings in response to comments 6 and 7 in our letter dated June 2, 2009, to explain why you believe a control premium of 25-35% is reasonable for your company.

Response: We determined that a control market premium of between 25% and 35% was appropriate based on our historical experience with purchase and sales transactions and the control market premium paid in relation to these transactions.

6.	Comment: Please revise the disclosure you intend to include in future filings to clarify which acquisition the Huco reporting unit relates.

Response: In applicable future filings, beginning with the Form 10-Q for our second quarter of fiscal year 2009, we will disclose that the Huco reporting unit was acquired as part of the Hay Hall acquisition.
14. Concentrations of Credit, Segment Data and Workforce, page 79
7.	Comment: We note your response to comment 9 in our letter dated June 2, 2009, including the disclosure you intend to include in future filings. Please revise this disclosure to include your conclusion regarding the similarity of the five operating segments’ economic characteristics in addition to the other areas described in paragraph 17 of SFAS 131. Specifically, please state your conclusion as to whether all five of your operating segments have similar long-term average gross profit margins, In this regard, we note that the three-year average gross profit margin for your five operating segments range from 26.03% to 29.27%. Please note that it is your responsibility to continue to monitor the long-term average gross profit margins, historical sales trends and your expectations for future gross profit margins and sales trends to determine whether aggregation of all five operating segments complies with the guidance in SFAS 131.

Further, to the extent that any of your operating segments has results for a fiscal quarter or a fiscal year that falls outside of the long-term gross profit margin and sales trends but does not impact your determination regarding your reportable segments, you should be providing transparent disclosure in MD&A regarding this deviation, the impact to your consolidated financial statements and expectations for future results. In this regard, we note that your five operating segments gross profit margins for the first quarter of fiscal year 2009 range from 20.9% to 27.8%. As the 20.9% gross profit margin for the Overrunning Clutches & Engineered Bearing operating segment materially deviates from the other operating segments’ gross profit margins, disclosure should have been provided within MD&A to disclose this difference along with the impact and why you believe this operating segment’s future gross profit margins will be consistent with the long-term gross profit margins of the other operating segments. Also, as noted in your response, the difference in the sales trend for the Heavy Duty Clutch Brake operating segment as compared to the other operating segments in the first quarter official year 2009 should also have been disclosed within MD&A. Refer to Item 303(A)(3) of Regulation S-K and Section 50U2.b. of the Financial Reporting Codification for guidance.

Terrance O’Brien
Securities and Exchange Commission
July 30, 2009
9 of 13
Response:
In applicable future filings, we will enhance our disclosure surrounding segments to include our conclusion that our five operating segments have similar long-term average gross profit margins. In addition, in the event any of our segments have gross profit margins that vary significantly from any other operating segment; we will provide additional disclosure regarding such variances in MD&A. Further, we acknowledge that is our responsibility to continue to monitor the long-term average gross profit margins, historical sales trends and our expectations for future gross profit margins and sales trends to determine whether aggregation of all operating segments continues to comply with SFAS 131.
Definitive Proxy Statement
Annual Cash Incentives, page 18
8.	Comment: We note your response to prior comment 21. It is unclear how the actual performance results translated into the bonus amounts paid. For example, the percentages awarded are significantly higher than the target amounts, yet one of the performance criteria was not met. Please revise accordingly in future filings and show us in your supplemental response what the revisions will look like.

Response: In applicable future filings, we will enhance our disclosure surrounding our management incentive comp plan in the following manner:
Our executive officers are eligible to participate in the Company’s Management Incentive Compensation Program (“MICP”). Under the MICP, the Compensation Committee establishes an annual target bonus opportunity for each of our executive officers based upon the Company’s achievement of certain financial performance targets. The financial performance targets in 2008 were based on adjusted EBITDA, working capital management goals and sales and earnings growth. The adjusted EBITDA target consists of earnings before interest, income taxes, depreciation and amortization and is adjusted further for certain non-recurring costs, including, but not limited to, inventory fair value adjustments recorded in connection with acquisitions. The adjusted EBITDA target for fiscal 2008 was approximately $99 million. The working capital management target is based on the number of working capital turns for the year. The working capital management target for fiscal 2008 was approximately 4.9 turns. The sales and earnings growth target is based on the growth of sales and recurring earnings per share compared to the prior year. The sales growth target for fiscal 2008 was three percent (3%) and the earnings growth target for fiscal 2008 was recurring earnings per share of $1.22. Our executive officers are not entitled to a bonus under the MICP if the Company does not achieve at least 80% of the adjusted EBITDA target. In addition, if the Company does not achieve at least 80% of the working capital management target, our executive officers are not entitled to any bonus related to that factor.

Terrance O’Brien
Securities and Exchange Commission
July 30, 2009
10 of 13
The Compensation Committee annually establishes a target bonus opportunity for each executive officer which represents the percentage of base salary to be received by the executive officer as a cash bonus if the Company meets its adjusted EBITDA and working capital management targets. This target percentage is then adjusted upwards or downwards by plotting actual adjusted EBITDA results on an established EBITDA target performance grid (“EBITDA Multiplier”). The resulting percentage is then further adjusted upwards or downwards by plotting actual working capital turns on an established working capital turns performance grid (“Working Capital Turns Multiplier”). As a final step, the resulting percentage may be further adjusted upward (but not downward) based on plotting actual recurring earnings per share and sales growth against a pre-established targeted recurring earnings per share and sales growth matrix (“Earnings Multiplier”). There is no reduction to the executives’ incentive compensation if the recurring earnings per share and sales growth target are not met.
For fiscal year 2008, Messrs. Hurt, Christenson, Storch, Ferris and Schuele had target bonus percentage amounts of 75%, 65%, 50%, 50% and 40% of their respective base salary. The Company’s actual results for fiscal 2008 were adjusted EBITDA of approximately $103 million which exceeded the adjusted EBITDA target and resulted in an EBITDA Multiplier of 1.2, working capital turns of approximately 4.4, which resulted in a working capital which was slightly below the working capital management target and resulted in a Working Capital Multiplier of 0.9, and recurring earnings per share of $1.45 and net sales growth excluding acquisitions of 3.6% which exceeded the recurring earnings per share and sales growth target which resulted in an Earnings Multiplier of 1.4. Based upon these results and the combined above target performance of the Company, the Compensation Committee approved bonuses to each of Messrs. Hurt, Christenson, Storch, Ferris and Schuele equal to approximately 113%, 98%, 76%, 76% and 60% of their respective base salary. Accordingly, Messrs. Hurt, Christenson, Storch, Ferris and Schuele received MICP bonus payouts of $657,720, $360,933, $257,040, $155,736 and $113,376, respectively. Any bonuses earned are fully paid in cash following the end of the year earned and after the completion of the consolidated financial statement audit.
To further clarify the bonus calculation, the following is an example calculation for Mr. Hurt:

				Capital
Base			EBITDA	Turns	Earnings	Bonus
Salary	Target %	Target $	Multiplier	Multiplier	Multiplier	payment
580,000	75%	435,000	1.2	0.9	1.4	657,720
(657,720 = 435,000 * 1.2 * .9 * 1.4)
Long-Term Incentive, page 19
9.	Comment: We note your response to prior comment 22 and have the following comments:

Terrance O’Brien
Securities and Exchange Commission
July 30, 2009
11 of 13
•	In future filings, please disclose the annual target for each named executive officer and explain how the committee established its target.
•	In future filings, please disclose how the actual grant amount compared to the annual target for each named executive officer.

•	In future filings, please explain why Mr. Hurt’s grant vested in full, while the other grants vest over four years.
•	In future filings, please disclose how the compensation committee determined the grant amounts, including whether it used its discretion to adjust the target amount upwards or downwards for any named executive officer. If the compensation committee used such discretion, please disclose if the compensation committee used its discretion to adjust the target incentive upwards or downwards, disclose the names of the executive officers receiving an adjustment, and disclose the material factors used to determine the size of the adjustment including overall company performance and the performance of the individual executive.
.	Please show us in your supplemental response what the revisions will look like.
Response: We believe that equity-based compensation ensures that our executives have a continuing stake in the long-term success of the Company. We issue equity-based compensation in the form of restricted stock, which generally vests ratably over a period of years. The purpose of these equity incentives is to encourage stock ownership, offer long-term performance incentive and to more closely align the executive’s compensation with the return received by the Company’s stockholders.
During its review of the Company’s long-term incentive compensation structure for its executive officers, the Compensation Committee noted the Hay Group’s recommendation that long-term incentive grants be made to the Company’s executive officers to further align executive officers compensation with the long-term performance of the Company and to aid in retention. The Compensation Committee therefore determined that it was appropriate and in the best interests of the Company and its stockholders to make incentive grants to the executive officers as a component of total compensation. The Compensation Committee annually establishes a target long term incentive opportunity for each executive officer which represents a percentage of base salary to be received by the executive officer as a long term incentive grant. In setting the target percentage of base salary for the long-term incentive grant, the Compensation Committee considers a number of factors including the individual executive’s responsibilities, the peer group benchmarking data contained in the 2007 Hay Group report, and the mixture of elements of total compensation. The Compensation Committee in its discretion may then adjust the target incentive grant upwards or downwards to reflect overall company performance and the performance of the individual executive for the most recent grant period. Messrs. Christenson, Storch, Ferris and Schuele had target incentive grant percentages equal to 150%, 50%, 35% and 35% of their respective base salary. On February 3, 2009, the Compensation Committee approved the following grants of restricted stock, which, with the exception of Mr. Hurt’s grant, will vest in equal annual installments on August 3, 2009, August 3, 2010, August 3, 2011 and August 3, 2012, for each of the named executive officers set forth below:

Terrance O’Brien
Securities and Exchange Commission
July 30, 2009
12 of 13

	Number of Shares	Cash Value at
Officer	Granted	time of Grant
Michael L. Hurt	17,291	$120,000
Carl R. Christenson	79,377	$550,875
Christian Storch	24,496	$170,000
Gerald Ferris	10,389	$72,100
Craig Schuele	9,454	$65,611
The Compensation Committee did not adjust any of the above grants from the target percentage.
Due to the change in Mr. Hurt’s job description January 1, 2009, Mr. Hurt’s grant was determined by the Committee in its discretion based upon Mr. Hurt’s new responsibilities, new base salary and the awards typically granted to non-management directors. The Committee determined Mr. Hurt should receive a grant equal to two times the grant awarded to Board Members. Further, Mr. Hurt’s grant vested in its entirety on February 3, 2009, the date of grant. The vesting terms were in line with the stock grants to members of the Board of Directors.
We acknowledge that:
•	the company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Terrance O’Brien
Securities and Exchange Commission
July 30, 2009
13 of 13
If you or any other member of the Staff has any further questions or comments concerning the foregoing responses, please contact the undersigned at (781) 917-0600 or Todd Patriacca, Vice President Finance, Corporate Controller and Assistant Treasurer at (781) 917-0600.

Sincerely,

ALTRA INDUSTRIAL MOTION, INC.

By:

Carl R. Christenson Chief Executive Officer

ALTRA HOLDINGS, INC.

By:

Carl R. Christenson Chief Executive Officer